Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR

April 4, 2017

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549

Re:	Rydex Series Funds – Post Effective Amendment No. 160 (File Nos. 033-59692 and 811-07584)
Dear Mr. Parachkevov:

This letter responds to the comments conveyed to us on April 3, 2017 relating to the Rydex Series Funds (the “Registrant”) Post-Effective Amendment No. 160 (“PEA No. 160”), filed on March 28, 2017. The purpose of PEA No. 160 was to address comments received from the SEC Staff pertaining to new disclosure regarding sales charge waivers and discounts, available to individuals who purchase Class A shares and Class C shares of the Trust’s S&P 500® Fund through Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer that offers and sells shares of each series of the Trust to its clients (the “Merrill Lynch Sales Charge Waivers and Discounts”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and Statement of Additional Information (the “SAI”) included in the Registrant’s registration statement.
Prospectus Comments:

1.	Comment. Please disclose in Appendix A any arrangements between the Distributor or its affiliates and third party retirement plan administrators pursuant to which no commission is paid to dealers.

Response. The Registrant has confirmed that the Distributor does not have tailored arrangements with third party retirement plan administrators. Rather, retirement plans and retirement platforms that have assets of at least $1 million or at least 25 eligible employees may purchase Class A shares of the Fund at NAV. We have revised the Prospectus disclosure accordingly.

2.
Comment. The first sentence of the second paragraph under “Class A and Class C Sales Charge Waivers and Discounts Available Through Intermediaries” implies there may be additional variability with regard to the availability of sales charge waivers and discounts. Please delete or disclose any such variations.

Mr. Parachkevov
March 28, 2017

Response. We have revised the disclosure as requested.

3.
Comment. In Appendix A under “CDSC Waivers on Class A and C Shares Available at Merrill Lynch,” please include “Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family),” if accurate.

Response. We have included the disclosure referenced under “CDSC Waivers on Class A and C Shares Available at Merrill Lynch” in Appendix A.

4.
Comment. In Appendix A under “Front-End Sales Charge Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent,” please disclose that the Rights of Accumulation and Letters of Intent disclosures are the same as those described in the Prospectus.

Response. We have revised the section as requested.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/Laura E. Flores

Laura E. Flores

cc: Amy J. Lee, Esq.